UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Homeinns Hotel Group
(Name of Issuer)

Ordinary Shares, par value $0.005 per share
(Title of Class of Securities)

G6647N108
(CUSIP Number)

BTG Hotels (Group) Co., Ltd.

BTG Hotels Group (HONGKONG) Holdings Co., Limited

51 Fuxingmen Avenue

Xicheng District, Beijing 100031

People’s Republic of China

(+86-10) 6601-4466

Beijing Tourism Group Co., Ltd. Poly Victory Investments Limited c/o No. 10 Yabao Road Chaoyang District Beijing 100020 People’s Republic of China (+86-10) 8562-9988

Ctrip.com International, Ltd.

C-Travel International Limited

Ctrip.com (Hong Kong) Limited

Ctrip Travel Information Technology (Shanghai) Co., Ltd.

James Jianzhang Liang

Chung Lau

Wise Kingdom Group Limited

c/o 968 Jin Zhong Road

Shanghai 200335

People’s Republic of China

(+86-21) 3406-4880

	Neil Nanpeng Shen Smart Master International Limited c/o Suite 3613, 36/F Two Pacific Place 88 Queensway Hong Kong (+852) 2501-8989	David Jian Sun Peace Unity Investments Limited Townbright Holdings Limited Jason Xiangxin Zong c/o No. 124 Caobao Road Xuhui District, Shanghai 200235 People’s Republic of China (+86-21) 3337-3333

With copies to:

Z. Julie Gao, Esq.
Michael V. Gisser, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F, Edinburgh Tower, The Landmark
15 Queen’s Road Central
Hong Kong
(+852) 3740-4700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 6, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D (the “Schedule 13D”) represents Amendment No. 1 to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 22, 2015 (the “Original Filing”) by Beijing Tourism Group Co., Ltd. (“BTG”), Poly Victory Investments Limited (“Poly Victory”), Neil Nanpeng Shen (“Mr. Shen”), Smart Master International Limited (“Smart Master”), James Jianzhang Liang (“Mr. Liang”), David Jian Sun (“Mr. Sun”) and Peace Unity Investments Limited (“Peace Unity”), with respect to the ordinary shares, par value $0.005 per share (“Ordinary Shares”), of Homeinns Hotel Group, a Cayman Islands Company (the “Company”).

This Schedule 13D represents Amendment No. 4 to the statement on Schedule 13D filed by Ctrip.com International, Ltd. (“Ctrip”), C-Travel International Limited (“C-Travel”) and Ctrip.com (Hong Kong) Limited (“Ctrip (HK)”) on December 10, 2008 with respect to the Ordinary Shares of the Company, as amended by Amendment No. 1 filed on December 30, 2008, Amendment No. 2 filed on May 21, 2009 and Amendment No. 3 filed on June 22, 2015 (the “Ctrip Schedule 13D”).

Except as amended and supplemented hereby, each of the Original Filing and Ctrip Schedule 13D remains in full force and effect.

This Schedule 13D represents an initial Schedule 13D filing by each of BTG Hotels (Group) Co., Ltd. (“BTG Hotels”), BTG Hotels Group (HONGKONG) Holdings Co., Limited (“Holdco”), Ctrip Travel Information Technology (Shanghai) Co., Ltd. (“Ctrip Shanghai”), Chung Lau (“Ms. Lau”), Wise Kingdom Group Limited (“Wise Kingdom”), Townbright Holdings Limited (“Townbright”) and Jason Xiangxin Zong (“Mr. Zong”) with respect to the Ordinary Shares of the Company.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS BTG Hotels (Group) Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,101,885(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,101,885(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.2%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)         Includes Ordinary Shares beneficially owned by Poly Victory, Ctrip Shanghai, Mr. Shen, Smart Master, Wise Kingdom, Mr. Sun, Peace Unity and Mr. Zong, in respect of which BTG Hotels may be deemed to possess shared voting power pursuant to the Support Agreement, dated December 6, 2015, by and among BTG Hotels, Holdco, Poly Victory, Ctrip Shanghai, Mr. Shen, Smart Master, Mr. Sun, Peace Unity, Mr. Zong and Wise Kingdom.

(2)         The calculation is based on 96,421,426 Ordinary Shares issued and outstanding as of December 6, 2015, as disclosed in the Agreement and Plan of Merger, dated December 6, 2015, by and among the Company, Holdco, BTG Hotels Group (CAYMAN) Holding Co., Ltd and, solely for certain purposes specified therein, BTG Hotels, together with 440,220 Ordinary Shares issuable upon exercise of options held by Mr. Shen, Mr. Sun and Mr. Zong that are exercisable within 60 days after December 6, 2015.

2

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS BTG Hotels Group (HONGKONG) Holdings Co., Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR, PRC
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,101,885(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,101,885(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.2%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)          Includes Ordinary Shares beneficially owned by Poly Victory, Ctrip Shanghai, Mr. Shen, Smart Master, Wise Kingdom, Mr. Sun, Peace Unity and Mr. Zong, in respect of which Holdco may be deemed to possess shared voting power pursuant to the Support Agreement, dated December 6, 2015, by and among BTG Hotels, Holdco, Poly Victory, Ctrip Shanghai, Mr. Shen, Smart Master, Mr. Sun, Peace Unity, Mr. Zong and Wise Kingdom.

(2)          The calculation is based on 96,421,426 Ordinary Shares issued and outstanding as of December 6, 2015, as disclosed in the Agreement and Plan of Merger, dated December 6, 2015, by and among the Company, Holdco, BTG Hotels Group (CAYMAN) Holding Co., Ltd and, solely for certain purposes specified therein, BTG Hotels, together with 440,220 Ordinary Shares issuable upon exercise of options held by Mr. Shen, Mr. Sun and Mr. Zong that are exercisable within 60 days after December 6, 2015.

3

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Beijing Tourism Group Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,128(1)
	8	SHARED VOTING POWER 14,726,165 Ordinary Shares(2)
	9	SOLE DISPOSITIVE POWER 14,741,293 Ordinary Shares(1)(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,741,293 Ordinary Shares(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%(3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)         Includes 15,128 Ordinary Shares held by Beijing Tourism Group (HK) Holdings Company Limited, which is wholly owned and controlled by BTG.

(2)         Includes 13,446,959 Ordinary Shares held by Poly Victory, which is wholly owned and controlled by BTG, and 1,279,206 Ordinary Shares represented by 639,603 American depositary shares of the Company, each representing two Ordinary Shares, held by Poly Victory.

(3)         The calculation is based on 96,421,426 Ordinary Shares issued and outstanding as of December 6, 2015, as disclosed in the Agreement and Plan of Merger, dated December 6, 2015, by and among the Company, Holdco, BTG Hotels Group (CAYMAN) Holding Co., Ltd and, solely for certain purposes specified therein, BTG Hotels.

4

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Poly Victory Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,726,165 Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 14,726,165 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,726,165 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)         Includes 13,446,959 Ordinary Shares held by Poly Victory and 1,279,206 Ordinary Shares represented by 639,603 American depositary shares held by Poly Victory.

(2)         The calculation is based on 96,421,426 Ordinary Shares issued and outstanding as of December 6, 2015, as disclosed in the Agreement and Plan of Merger, dated December 6, 2015, by and among the Company, Holdco, BTG Hotels Group (CAYMAN) Holding Co., Ltd and, solely for certain purposes specified therein, BTG Hotels.

5

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Ctrip.com International, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,400,765 Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 14,400,765 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,400,765 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)         Includes 14,400,765 Ordinary Shares held by Ctrip Shanghai, which is wholly owned and controlled by Ctrip, indirectly through Ctrip (HK).

(2)         The calculation is based on 96,421,426 Ordinary Shares issued and outstanding as of December 6, 2015, as disclosed in the Agreement and Plan of Merger, dated December 6, 2015, by and among the Company, Holdco, BTG Hotels Group (CAYMAN) Holding Co., Ltd and, solely for certain purposes specified therein, BTG Hotels.

6

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS C-Travel International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)         See Item 5(e).

7

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Ctrip.com (Hong Kong) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR, PRC
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,400,765 Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 14,400,765 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,400,765 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)         Includes 14,400,765 Ordinary Shares held by Ctrip Shanghai, which is wholly owned by Ctrip (HK).

(2)         The calculation is based on 96,421,426 Ordinary Shares issued and outstanding as of December 6, 2015, as disclosed in the Agreement and Plan of Merger, dated December 6, 2015, by and among the Company, Holdco, BTG Hotels Group (CAYMAN) Holding Co., Ltd and, solely for certain purposes specified therein, BTG Hotels.

8

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Ctrip Travel Information Technology (Shanghai) Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,400,765 Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 14,400,765 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,400,765 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)         Includes 14,400,765 Ordinary Shares held by Ctrip Shanghai.

(2)         The calculation is based on 96,421,426 Ordinary Shares issued and outstanding as of December 6, 2015, as disclosed in the Agreement and Plan of Merger, dated December 6, 2015, by and among the Company, Holdco, BTG Hotels Group (CAYMAN) Holding Co., Ltd and, solely for certain purposes specified therein, BTG Hotels.

9

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Neil Nanpeng Shen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR, PRC
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,867,245 Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 3,867,245 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,867,245 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)          Includes (i) 375,500 Ordinary Shares held by Mr. Shen, (ii) 3,275,389 Ordinary Shares held by Smart Master, a British Virgin Islands company owned and controlled by Mr. Shen and his spouse, (iii) 183,356 Ordinary Shares represented by 91,678 American depositary shares held by Smart Master, and (iv) 33,000 Ordinary Shares issuable upon exercise of options held by Mr. Shen that are exercisable within 60 days after December 6, 2015.

(2)          The calculation is based on 96,421,426 Ordinary Shares issued and outstanding as of December 6, 2015, as disclosed in the Agreement and Plan of Merger, dated December 6, 2015, by and among the Company, Holdco, BTG Hotels Group (CAYMAN) Holding Co., Ltd and, solely for certain purposes specified therein, BTG Hotels, together with 33,000 Ordinary Shares issuable upon exercise of options held by Mr. Shen that are exercisable within 60 days after December 6, 2015.

10

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Smart Master International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,458,745 Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 3,458,745 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,458,745 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)         Includes (i) 3,275,389 Ordinary Shares held by Smart Master and (ii) 183,356 Ordinary Shares represented by 91,678 American depositary shares held by Smart Master International Limited.

(2)         The calculation is based on 96,421,426 Ordinary Shares issued and outstanding as of December 6, 2015, as disclosed in the Agreement and Plan of Merger, dated December 6, 2015, by and among the Company, Holdco, BTG Hotels Group (CAYMAN) Holding Co., Ltd and, solely for certain purposes specified therein, BTG Hotels.

11

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS James Jianzhang Liang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Saint Kitts and Nevis
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,000 Ordinary Shares(1)
	8	SHARED VOTING POWER 317,294 Ordinary Shares(2)
	9	SOLE DISPOSITIVE POWER 21,000 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 317,294 Ordinary Shares(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,294 Ordinary Shares(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)          Includes (i) 4,500 Ordinary Shares held by Mr. Liang and (ii) 16,500 Ordinary Shares issuable upon exercise of options held by Mr. Liang that are exercisable within 60 days December 6, 2015.

(2)          Includes 317,294 Ordinary Shares represented by 158,647 American depositary shares held by Wise Kingdom, a British Virgin Islands company wholly owned and controlled by Ms. Lau, Mr. Liang’s spouse.

(3)          The calculation is based on 96,421,426 Ordinary Shares issued and outstanding as of December 6, 2015, as disclosed in the Agreement and Plan of Merger, dated December 6, 2015, by and among the Company, Holdco, BTG Hotels Group (CAYMAN) Holding Co., Ltd and, solely for certain purposes specified therein, BTG Hotels, together with 16,500 Ordinary Shares issuable upon exercise of options held by Mr. Liang that are exercisable within 60 days after December 6, 2015.

12

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Chung Lau
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR, PRC
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 338,294 Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 338,294 Ordinary Shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,294 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)          Includes (i) 317,294 Ordinary Shares represented by 158,647 American depositary shares held by Wise Kingdom, a British Virgin Islands company wholly owned and controlled by Ms. Lau, (ii) 4,500 Ordinary Shares held by Mr. Liang, Ms. Lau’s spouse, and (iii) 16,500 Ordinary Shares issuable upon exercise of options held by Mr. Liang that are exercisable within 60 days December 6, 2015.

(3)          The calculation is based on 96,421,426 Ordinary Shares issued and outstanding as of December 6, 2015, as disclosed in the Agreement and Plan of Merger, dated December 6, 2015, by and among the Company, Holdco, BTG Hotels Group (CAYMAN) Holding Co., Ltd and, solely for certain purposes specified therein, BTG Hotels, together with 16,500 Ordinary Shares issuable upon exercise of options held by Mr. Liang that are exercisable within 60 days after December 6, 2015.

13

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Wise Kingdom Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 317,294 Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 317,294 Ordinary Shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,294 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)          Includes 317,294 Ordinary Shares represented by 158,647 American depositary shares held by Wise Kingdom.

(2)          The calculation is based on 96,421,426 Ordinary Shares issued and outstanding as of December 6, 2015, as disclosed in the Agreement and Plan of Merger, dated December 6, 2015, by and among the Company, Holdco, BTG Hotels Group (CAYMAN) Holding Co., Ltd and, solely for certain purposes specified therein, BTG Hotels.

14

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS David Jian Sun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 532,944 Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 532,944 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 532,944 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)          Includes (i) 30,138 Ordinary Shares held by Mr. Sun, (ii) 228,806 Ordinary Shares held by Peace Unity, a British Virgin Islands company wholly owned and controlled by Mr. Sun indirectly through Townbright, a British Virgin Islands company wholly owned and controlled by Mr. Sun, (iii) 40,000 Ordinary Shares represented by 20,000 American depositary shares held by Peace Unity, and (iv) 234,000 Ordinary Shares issuable upon exercise of options held by Mr. Sun that are exercisable within 60 days December 6, 2015.

(2)          The calculation is based on 96,421,426 Ordinary Shares issued and outstanding as of December 6, 2015, as disclosed in the Agreement and Plan of Merger, dated December 6, 2015, by and among the Company, Holdco, BTG Hotels Group (CAYMAN) Holding Co., Ltd and, solely for certain purposes specified therein, BTG Hotels, together with 234,000 Ordinary Shares issuable upon exercise of options held by Mr. Sun that are exercisable within 60 days after December 6, 2015.

15

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Townbright Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 268,806 Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 268,806 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,806 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)          Includes (i) 228,806 Ordinary Shares held by Peace Unity, a British Virgin Islands company wholly owned and controlled by Townbright, and (ii) 40,000 Ordinary Shares represented by 20,000 American depositary shares held by Peach Unity.

(2)          The calculation is based on 96,421,426 Ordinary Shares issued and outstanding as of December 6, 2015, as disclosed in the Agreement and Plan of Merger, dated December 6, 2015, by and among the Company, Holdco, BTG Hotels Group (CAYMAN) Holding Co., Ltd and, solely for certain purposes specified therein, BTG Hotels.

16

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Peace Unity Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 268,806 Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 268,806 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,806 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)          Includes (i) 228,806 Ordinary Shares held by Peace Unity and (ii) 40,000 Ordinary Shares represented by 20,000 American depositary shares held by Peach Unity.

(2)          The calculation is based on 96,421,426 Ordinary Shares issued and outstanding as of December 6, 2015, as disclosed in the Agreement and Plan of Merger, dated December 6, 2015, by and among the Company, Holdco, BTG Hotels Group (CAYMAN) Holding Co., Ltd and, solely for certain purposes specified therein, BTG Hotels.

17

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Jason Xiangxin Zong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 257,472 Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 257,472 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 257,472 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)          Includes (i) 74,272 Ordinary Shares held by Mr. Zong, (ii) 10,000 Ordinary Shares represented by 5,000 American depositary shares held by Mr. Zong and (iii) 173,200 Ordinary Shares issuable upon exercise of options held by Mr. Zong that are exercisable within 60 days December 6, 2015.

(2)          The calculation is based on 96,421,426 Ordinary Shares issued and outstanding as of December 6, 2015, as disclosed in the Agreement and Plan of Merger, dated December 6, 2015, by and among the Company, Holdco, BTG Hotels Group (CAYMAN) Holding Co., Ltd and, solely for certain purposes specified therein, BTG Hotels, together with 173,200 Ordinary Shares issuable upon exercise of options held by Mr. Zong that are exercisable within 60 days December 6, 2015.

18

Item 1. Security and Issuer.

This Schedule 13D relates to the Ordinary Shares of the Company.

ADSs of the Company are listed on Nasdaq Global Market under the symbol “HMIN.”

The principal executive offices of the Company are located at No. 124 Cao Bao Road, Xu Hui District, Shanghai 200235, People’s Republic of China (the “PRC”).

Item 2. Identity and Background.

BTG Hotels, Holdco, BTG, Poly Victory, Ctrip, C-Travel, Ctrip (HK), Ctrip Shanghai, Mr. Shen, Smart Master, Mr. Liang, Ms. Lau, Wise Kingdom, Mr. Sun, Townbright, Peace Unity and Mr. Zong are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.”

With respect to the Original Filing and the Ctrip Schedule 13D, the following supersedes information previously provided in Item 2:

(a)-(c), (f) This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D.

Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Ordinary Shares (including Ordinary Shares represented by the ADSs) held by each other Reporting Person.

The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

BTG Hotels is a PRC joint stock company listed on the Shanghai Stock Exchange and is principally engaged in the management of hotels and tourism destinations. BTG holds a 60.12% equity interest in BTG Hotels. Holdco is a wholly owned subsidiary of BTG Hotels incorporated in Hong Kong and was formed solely for the purpose of engaging in the Merger (as defined in Item 4 below). The principal business address of each of BTG Hotels and Holdco is c/o 51 Fuxingmennei Avenue, Xicheng District, Beijing 100031, People’s Republic of China.

BTG is a tourism service group with subsidiaries that are engaged in dining, lodging, transportation, travel, shopping, entertainment and other businesses in the PRC and abroad. BTG is a state-owned enterprise organized and existing under the laws of the PRC. The principal business address of BTG is No. 10 Yabao Road, Chaoyang District, Beijing 100020, People’s Republic of China.

Poly Victory is principally an investment holding vehicle. Poly Victory is a company organized and existing under the laws of the British Virgin Islands, and is wholly owned and controlled by BTG. The principal business address of Poly Victory Investments Limited is Room 3406, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong.

Ctrip is a holding company whose American depositary shares representing its ordinary shares are listed on the NASDAQ Global Select Market. Through its various subsidiaries and consolidated affiliated entities, Ctrip operates as a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in the PRC. C-Travel carries out various equity and/or strategic investment activities of Ctrip. Ctrip (HK) is principally engaged in providing travel-related service. Ctrip Shanghai is principally engaged in the research, development and provision of travel software and related information and technology consulting services. Both C-Travel and Ctrip (HK) are wholly owned subsidiaries of Ctrip. Ctrip Shanghai is a wholly owned subsidiary of Ctrip (HK). The business address of each of Ctrip, C-Travel, Ctrip (HK) and Ctrip Shanghai is c/o 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China.

19

Mr. Shen is the Co-Founder and Co-Chairman of the Board of Directors of the Company and an Independent Director of Ctrip. Smart Master is principally an investment holding vehicle. Smart Master is a company organized and existing under the laws of the British Virgin Islands, and is owned and controlled by Mr. Shen and his spouse. The business address of each of Mr. Shen and Smart Master is c/o Suite 3613, 36/F, Two Pacific Place, 88 Queensway, Hong Kong.

Mr. Liang is the Co-Founder and Director of the Company and Chairman of the Board of Directors and Chief Executive Officer of Ctrip. The business address of Mr. Liang is c/o 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China. Ms. Lau is the spouse of Mr. Liang. Wise Kingdom is principally an investment holding vehicle. Wise Kingdom is a company organized and existing under the laws of the British Virgin Islands, and is wholly owned and controlled by Ms. Lau. The address of each of Ms. Lau and Wise Kingdom is 1883 Huamu Road, Pudong New District, Shanghai 200120, People’s Republic of China.

Mr. Sun is the Chief Executive Officer and Director of the Company. Each of Townbright and Peace Unity is principally an investment holding vehicle and is a company organized and existing under the laws of the British Virgin Islands. Townbright is wholly owned and controlled by Mr. Sun, and Peace Unity is wholly owned and controlled by Townbright. The business address of each of Mr. Sun, Townbright and Peace Unity is c/o No. 124, Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.

Mr. Zong is the President-Chief Operating Officer of the Company. The business address of Mr. Zong is c/o No. 124, Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of BTG Hotels, Holdco, BTG, Poly Victory, Ctrip, C-Travel, Ctrip (HK), Ctrip Shanghai, Smart Master, Wise Kingdom, Townbright and Peace Unity are set forth on Schedule A hereto and are incorporated herein by reference.

(d), (e) During the last five years, none of the Reporting Persons and, to the best knowledge of each Reporting Person, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

With respect to the Original Filing and the Ctrip Schedule 13D, Item 3 is hereby supplemented as follows:

Pursuant to an agreement and plan of merger, dated as of December 6, 2015 (the “Merger Agreement”), among Holdco, BTG Hotels Group (CAYMAN) Holding Co., Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Holdco (“Merger Sub”), the Company, and solely for the purposes specified therein, BTG Hotels, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company (the “Merger”). The descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety in this Item 3. The information disclosed in this paragraph is qualified in its entity by reference to the Merger Agreement, a copy of which is filed as Exhibit E and is incorporated by reference in its entirety.

20

It is anticipated that, at a price of US$35.80 in cash per ADS or US$17.90 in cash per Ordinary Share, approximately US$1.12 billion will be expended in acquiring approximately 62.8 million outstanding Ordinary Shares, including Ordinary Shares represented by ADSs (calculated based on the number of outstanding Ordinary Shares as of December 6, 2015 and excluding Ordinary Shares, including Ordinary Shares represented by certain ADSs, held by Poly Victory, Ctrip Shanghai, Mr. Shen, Smart Master, Mr. Sun, Peace Unity, Mr. Zong and Wise Kingdom (collectively, the “Rollover Shareholders,” and each, a “Rollover Shareholder”), as set forth opposite their respective names on Schedule B hereto (collectively, the “Rollover Shares”)).

The financing for the Merger and other transactions contemplated by the Merger Agreement will be obtained pursuant to a debt commitment letter, dated as of December 6, 2015 (the “Debt Commitment Letter”), delivered by Industrial and Commercial Bank Limited, New York Brach (the “Lender”), to BTG Hotels and Holdco. Under the terms and subject to the conditions of the Debt Commitment Letter, the Lender will provide a senior secured term loan facility in an aggregate amount of up to US$1.2 billion to Holdco. The information disclosed in this paragraph is qualified in its by reference to the Debt Commitment Letter, a copy of which is filed as Exhibit F and is incorporated by reference in its entirety.

In addition, BTG Hotels, BTG and the Rollover Shares (other than Poly Victory) entered into an Agreement of Asset Purchase by Share Issue, dated as of December 6, 2015 (the “Share Exchange Agreement”). On the terms and subject to the conditions of the Share Exchange Agreement , BTG Hotels will (i) issue 109,218,761 common shares of BTG Hotels to BTG in exchange for all of the issued and outstanding shares of Poly Victory held by BTG and (ii) issue to each Rollover Shareholder (other than Poly Victory), in exchange for Rollover Shares held by them, certain number of common shares of BTG Hotels as set forth opposite their respective names on Schedule B thereto (the “Share Exchange Transaction”). Pursuant to the Share Exchange Agreement, in determining the number of common shares of BTG Hotels to be issued, the price of each Rollover Share is equal to the $17.90 per Ordinary Share merger consideration under the Merger Agreement, and the price per BTG Hotels common shares used is RMB15.69 per share, as permitted under applicable PRC regulations. The information disclosed in this paragraph is qualified in its entirety by reference to the Share Exchange Agreement, a copy of which is filed as Exhibit G hereto and is incorporated by reference in its entirety.

Item 4. Purpose of Transaction.

With respect to the Original Filing and the Ctrip Schedule 13D, Item 4 is hereby supplemented as follows:

Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company being the surviving company. At the effective time of the Merger (the “Effective Time”), each Ordinary Share, including Ordinary Shares represented by ADSs, issued and outstanding immediately prior to the Effective Time, other than (i) the Rollover Shares, (ii) Ordinary Shares owned by any shareholder of the Issuer who validly exercises, and has not effectively withdrawn or lost, such shareholder’s right to dissent from the Merger in accordance with Section 238 of the Companies Law (2013 Revision) of the Cayman Islands, and (iii) the Excluded Shares (as defined below), will be cancelled and shall thereafter represent the right to receive an amount equal to US$17.90 in cash per Ordinary Share, and each ADS issued and outstanding prior to the Effective Time (other than ADSs that represent Rollover Shares, if any, and Excluded Shares (as defined below)) shall represent the right to surrender the ADS in exchange for US$35.80 in cash per ADS, in each case, without interest and net of any applicable withholding taxes. “Excluded Shares” means, Ordinary Shares, including Ordinary Shares represented by ADSs, that are held by the Company of any of its subsidiaries and that are reserved for issuance and allocation pursuant to the currently effective share incentive plan of the Company. Each of the Excluded Shares and ADSs representing the Excluded Shares will be cancelled and cease to exist at the Effective Time without payment of any consideration or distribution therefor.

21

The consummation of the Merger is subject to the satisfaction or waiver of various conditions set forth in the Merger Agreement including obtaining the requisite approval of the Company’s shareholders, the requisite approval of BTG Hotels’ shareholders and requisite regulatory approvals, in each case, with respect to the transactions contemplated thereby and as set forth in the Merger Agreement. Pursuant to the Merger Agreement, the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the Company’s shareholders requires both (i) a special resolution in accordance with Cayman Islands law by the affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy at a meeting of the Company’s shareholders (the “Company Shareholders’ Meeting”), and (ii) so long as the Shares (excluding Shares held by the Rollover Shareholders) present and voting in person or by proxy at the Company Shareholders’ Meeting exceed 50% of all of the issued and outstanding Shares of the Company as of the close of business on the record date established for the Company Shareholders’ Meeting, the affirmative vote of holders of shares representing more than 50% of the Shares (excluding the Shares held by the Rollover Shareholders) in person or by proxy at the Company Shareholders’ Meeting. The Merger Agreement may be terminated by the Company or Holdco under certain circumstances.

The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit E and is incorporated herein by reference in its entirety.

If the Merger is consummated, the Company’s ADSs will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and will be delisted from the Nasdaq Global Market, and the Company will be privately held by Holdco and the Rollover Shareholders.

Concurrently with the execution of the Merger Agreement, BTG Hotels, BTG, the Rollover Shareholders, Ctrip, Mr. Liang and Ms. Lau entered into a support agreement (the “Support Agreement”), pursuant to which each of Ctrip, the Rollover Shareholders, who, collectively, own approximately 34.9% of the issued and outstanding Ordinary Shares of the Company, agrees (i) to vote any and all of their Shares in favor of the authorization and approval of the Merger Agreement and the transactions contemplated thereby and appoints BTG Hotels or any person designated by BTG Hotels as proxy and attorney-in-fact to vote their Shares; (ii) to receive no cash consideration with respect to the Rollover Shares; and (iii) that all of the Rollover Shares will be converted into ordinary shares of the surviving company at the Effective Time, in each case, upon the terms and subject to the conditions of the Support Agreement. The information disclosed in this paragraph is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit H and is incorporated herein by reference in its entirety.

In addition, BTG Hotels, Poly Victory, Ctrip, Mr. Shen, Mr. Liang and Mr. Sun (collectively, the “Buyer Consortium”) entered into a consortium agreement (the “Consortium Agreement”), pursuant to which members of the Buyer Consortium members have agreed to, among other things, (i) form a consortium to work exclusively with one another for a period until September 5, 2016 or until the Consortium Agreement is terminated; (ii) to cooperate and proceed in good faith to negotiate and (iii) to cooperate in appointing legal, financial and other advisors, in each case, to undertake the transaction contemplated thereby. The information disclosed in this paragraph is qualified in its entirety by reference to the Consortium Agreement, a copy of which is filed as Exhibit I and is incorporated herein by reference in its entirety.

22

Furthermore, BTG Hotels, BTG and the Rollover Shareholders (other than Poly Victory) entered into the Share Exchange Agreement in connection with the Share Exchange Transaction. The consummation of the Share Exchange Transaction is subject to the satisfaction of various conditions set forth in the Share Exchange Agreement, including obtaining requisite regulatory approvals with respect to the Share Exchange Transaction. The consummation of the Share Exchange Transaction is not conditional on the consummation of the Merger, and the consummation of the Merger is not conditional on the consummation of the Share Exchange Transaction. Pursuant to the Share Exchange Agreement, BTG and the Rollover Shareholders (other than Poly Victory), which will subscribe for BTG Hotels common shares in the Share Exchange Transaction, have also agreed to certain lock-up periods with respect to the newly issued BTG Hotels common shares as set forth therein. The information disclosed in this paragraph is qualified in its entirety by reference to the Share Exchange Agreement, a copy of which is filed as Exhibit G hereto and is incorporated by reference in its entirety.

Item 3 is incorporated by reference in this Item 4.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of the transactions that have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

With respect to the Original Filing and the Ctrip Schedule 13D, the following supersedes information previously provided in Item 5:

(a)–(b) The responses of each Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 96,421,426 Ordinary Shares issued and outstanding as of December 6, 2015, as disclosed in the Merger Agreement.

By virtue of their actions as described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. As a member of a group, each of the Reporting Persons may be deemed to beneficially own the Ordinary Shares beneficially owned by the members of the group as a whole; thus, each Reporting Person may be deemed to beneficially own an aggregate of 34,138,013 Ordinary Shares (including Ordinary Shares represented by the ADSs and Ordinary Shares issuable upon the exercise of options that are exercisable within 60 days after December 6, 2015), which represents approximately 35.2% of the total outstanding Ordinary Shares (including Ordinary Shares represented by ADSs, and together with an aggregate of 456,700 Ordinary Shares issuable upon the exercise of options held by Reporting Persons that are exercisable within 60 days after December 6, 2015). Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person.

As of December 6, 2015, Mr. Yi Liu, Vice Chairman of the Board of Directors and General Manager of BTG, Director of Poly Victory and Co-Chairman of the Board of Directors of the Company (“Mr. Liu”), beneficially owned 22,500 Ordinary Shares, which consist of Ordinary Shares issuable upon the exercise of the options held by Mr. Liu that are exercisable within 60 days after December 6, 2015.

23

Mr. Min Bao, Deputy General Manager of BTG, Director of Poly Victory and Director of the Company (“Mr. Bao”), beneficially owned 22,000 Ordinary Shares as of December 6, 2015, including 5,500 Ordinary Shares represented by 2,750 ADSs held by Mr. Bao and 16,500 Ordinary Shares issuable upon the exercise of the options held by Mr. Bao that are exercisable within 60 days after December 6, 2015.

Mr. Min Fan, Director and President of Ctrip, Director of each of C-Travel and Ctrip (HK) and Legal Representative of Ctrip Shanghai, beneficially owned 598,654 Ordinary Shares represented by 299,327 ADSs held by Mr. Fan as of December 6, 2015.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c)           On November 27, 2015, Mr. Liu and Mr. Bao transferred 11,472 and 3,656 Ordinary Shares, respectively, to Beijing Tourism Group (HK) Holdings Company Limited, a company incorporated in Hong Kong and wholly owned and controlled by BTG, in a private transaction at a per Ordinary Share purchase price equaling the par value of each Ordinary Share.

On November 27, 2015, Ctrip (HK) completed a transfer of 14,400,765 Ordinary Shares held by Ctrip (HK) to Ctrip Shanghai, in a private transaction at a purchase price of US$17.90 per Ordinary Share, which represented the offer price set forth in the non-binding “going private” proposal, dated June 11, 2015, of the Buyer Consortium to the board of directors of the Company.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Ordinary Shares during the past 60 days.

(d)           Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e)           On September 14, 2015, C-Travel transferred the beneficial ownership of 7,514,503 Ordinary Shares, which represented all of the Ordinary Shares beneficially owned by C-Travel, to Ctrip (HK) in a private transaction and, as a result, C-Travel ceased to be the beneficial owner of more than five percent of the Ordinary Shares of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

With respect to the Original Filing and the Ctrip Schedule 13D, the following supersedes information previously provided in Item 6:

Item 3 and Item 4 are incorporated herein by reference in their entirety.

24

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement, dated December 7, 2015, by and among the Reporting Persons.

B*	Purchase Agreement between Ctrip and the Company, dated May 7, 2009.

C*	Registration Rights Agreement between Ctrip and the Company, dated May 7, 2009.

D*	Proposal Letter, dated June 11, 2015, from the Buyer Consortium to the Board.

E	Agreement and Plan of Merger, dated December 6, 2015, by and among Holdco, Merger Sub, the Company and, solely for certain purposes specified therein, BTG Hotels (incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 6-K of the Company furnished to the Securities and Exchange Commission on December 7, 2015).

F	Commitment Letter, dated December 6, 2015, by and among Lender, Holdco and BTG Hotels.

G	English Translation of Agreement of Asset Purchase by Share Issue, dated December 6, 2015, by and among BTG Hotels, BTG, Ctrip Shanghai, Wise Kingdom, Mr. Shen, Smart Master, Mr. Sun, Peace Unity and Mr. Zong.

H	Support Agreement, dated December 6, 2015, by and among BTG Hotels, Holdco, Poly Victory, Ctrip Shanghai, Mr. Shen, Smart Master, Mr. Sun, Peace Unity, Mr. Zong and Wise Kingdom.

I	Consortium Agreement, dated December 6, 2015, by and among BTG Hotels, Poly Victory, Ctrip, Mr. Shen, Mr. Liang and Mr. Sun.

* Previously filed.

25

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 2015

BTG Hotels (Group) Co., Ltd.	By:	/s/ Rungang Zhang
Name: Rungang Zhang
Title: Chairman of Board of Directors

BTG Hotels Group (HONGKONG) Holdings Co., Limited	By:	/s/ Rungang Zhang
Name: Rungang Zhang
Title: Director

Beijing Tourism Group Co., Ltd.	By:	/s/ Qiang Duan
Name: Qiang Duan
Title: Chairman of Board of Directors

Poly Victory Investments Limited	By:	/s/ Yi Liu
Name: Yi Liu
Title: Director

Ctrip.com International, Ltd.	By:	/s/ Xiaofan Wang
Name: Xiaofan Wang
Title: Chief Financial Officer

C-Travel International Limited	By:	/s/ Xiaofan Wang
Name: Xiaofan Wang
Title: Director

Ctrip.com (Hong Kong) Limited	By:	/s/ Xiaofan Wang
Name: Xiaofan Wang
Title: Director

Ctrip Travel Information Technology (Shanghai) Co., Ltd.	By:	/s/ Min Fan
Name: Min Fan
Title: Legal Representative

James Jianzhang Liang	By:	/s/ James Jianzhang Liang

Chung Lau	By:	/s/ Chung Lau

Wise Kingdom Group Limited	By:	/s/ Chung Lau
Name: Chung Lau
Title: Director

Neil Nanpeng Shen	By:	/s/ Neil Nanpeng Shen

Smart Master International Limited	By:	/s/ Neil Nanpeng Shen
Name: Neil Nanpeng Shen
Title: Director

David Jian Sun	By:	/s/ David Jian Sun

Townbright Holdings Limited	By:	/s/ David Jian Sun
Name: David Jian Sun
Title: Director

Peace Unity Investments Limited	By:	/s/ David Jian Sun
Name: David Jian Sun
Title: Director

Jason Xiangxin Zong	By:	/s/ Jason Xiangxin Zong

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

BTG Hotels (Group) Co., Ltd.

The business address of each of the following individuals is c/o 51 Fuxingmen Avenue, Xicheng District, Beijing 100031, People’s Republic of China.

Directors:

Name	Country of Citizenship
Rungang Zhang	People’s Republic of China
Zhongpeng Duan	People’s Republic of China
Peizhi Hu	People’s Republic of China
Weidong Meng	People’s Republic of China
Hong Chen	People’s Republic of China
Yuanguang Li	People’s Republic of China
Qing Han	People’s Republic of China
Baojun Zhang	People’s Republic of China
Weidong Bao	People’s Republic of China

Executive Officers:

Name	Title	Country of Citizenship
Rungang Zhang	General Manager	People’s Republic of China
Tianzhu Fu	Executive Deputy General Manager	People’s Republic of China
Jun Yang	Chief Financial Officer	People’s Republic of China
Kai Dong	Chief Operating Officer	People’s Republic of China
Peilei Jiang	Chief Marketing Officer	People’s Republic of China

BTG Hotels Group (HONGKONG) Holdings Co., Limited

The business address of each of the following individuals is c/o 51 Fuxingmen Avenue, Xicheng District, Beijing 100031, People’s Republic of China.

Director:

Name	Country of Citizenship
Rungang Zhang	People’s Republic of China

Executive Officers:

None.

Beijing Tourism Group Co., Ltd.

The business address of each of the following individuals is c/o No. 10 Yabao Road, Chaoyang District, Beijing 100020, People’s Republic of China.

Directors:

Name	Country of Citizenship
Qiang Duan	People’s Republic of China
Yi Liu	People’s Republic of China
Hongtao Wei	People’s Republic of China
Tongxin Ding	People’s Republic of China
Rungang Zhang	People’s Republic of China
Xiao Chen	People’s Republic of China
Xiaoan Wei	People’s Republic of China
Maoyuan Zhu	People’s Republic of China
Yuecan Yao	People’s Republic of China
Bin Xu	People’s Republic of China
Tao Yang	People’s Republic of China

Executive Officers:

Name	Title	Country of Citizenship
Yi Liu	General Manager	People’s Republic of China
Hongtao Wei	Executive Deputy General Manager	People’s Republic of China
Fan Bai	Deputy General Manager	People’s Republic of China
Min Bao	Deputy General Manager	People’s Republic of China
Fei Gao	Deputy General Manager	People’s Republic of China
Xuezhong Yu	Vice General Manager	People’s Republic of China
Yonghao Guo	Financial Director	People’s Republic of China

Poly Victory Investments Limited

The business address of each of the following individuals is c/o No. 10 Yabao Road, Chaoyang District, Beijing 100020, People’s Republic of China.

Directors:

Name	Country of Citizenship
Yi Liu	People’s Republic of China
Min Bao	People’s Republic of China

Executive Officers:

None.

Ctrip.com International, Ltd.

The business address of each of the following individuals is c/o 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China.

Directors:

Name	Country of Citizenship
James Jianzhang Liang	Saint Kitts and Nevis
Min Fan	People’s Republic of China
Neil Nanpeng Shen	People’s Republic of China (Hong Kong SAR)
Qi Ji	Singapore
Gabriel Li	People’s Republic of China (Hong Kong SAR)
JP Gan	United States
Robin Yanhong Li	People’s Republic of China
Tony Yip	Australia

Executive Officers:

Name	Title	Country of Citizenship
James Jianzhang Liang	Chief Executive Officer	Saint Kitts and Nevis
Min Fan	President	People’s Republic of China
Jane Jie Sun	Co-President and Chief Operational Officer	Singapore
Jenny Wenjie Wu	Chief Strategy Officer	People’s Republic of China (Hong Kong SAR)
Xiaofan Wang	Chief Financial Officer	People’s Republic of China

C-Travel International Limited

The business address of each of the following individuals is c/o 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China.

Directors:

Name	Country of Citizenship
James Jianzhang Liang	Saint Kitts and Nevis
Min Fan	People’s Republic of China
Jane Jie Sun	Singapore
Xiaofan Wang	People’s Republic of China

Executive Officers:

None.

Ctrip.com (Hong Kong) Limited

The business address of each of the following individuals is c/o 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China.

Directors:

Name	Country of Citizenship
James Jianzhang Liang	Saint Kitts and Nevis
Min Fan	People’s Republic of China
Jane Jie Sun	Singapore
Xiaofan Wang	People’s Republic of China
Neil Nanpeng Shen	People’s Republic of China (Hong Kong SAR)

Executive Officers:

None.

Ctrip Travel Information Technology (Shanghai) Co., Ltd.

The business address of the following individual is c/o 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China.

Directors:

None.

Executive Officer:

Name	Title	Country of Citizenship
Min Fan	Legal Representative	People’s Republic of China

Smart Master International Limited

The business address of each of the following individuals is c/o Suite 3613, 36/F, Two Pacific Place, 88 Queensway, Hong Kong.

Directors:

Name	Country of Citizenship
Neil Nanpeng Shen	People’s Republic of China (Hong Kong SAR)
Jane Jingxin Yong	People’s Republic of China (Hong Kong SAR)

Executive Officers:

None.

Townbright Holdings Limited

The business address of the following individual is c/o No. 124, Caobao Road, Xuhui District, Shanghai 200235,

People’s Republic of China.

Director:

Name	Country of Citizenship
David Jian Sun	People’s Republic of China

Executive Officers:

None.

Peace Unity Investments Limited

The business address of the following individual is c/o No. 124, Caobao Road, Xuhui District, Shanghai 200235,

People’s Republic of China.

Director:

Name	Country of Citizenship
David Jian Sun	People’s Republic of China

Executive Officers:

None.

Wise Kingdom Group Limited

The business address of the following individual is 1883 Huamu Road, Pudong New District, Shanghai 200120, People’s Republic of China.

Director:

Name	Country of Citizenship
Chung Lau	People’s Republic of China (Hong Kong SAR)

Executive Officers:

None.

SCHEDULE B

ROLLOVER SHARES AND SHARE EXCHANGE TRANSACTION

	Rollover Shares of the Company		BTG Hotels common shares to be issued pursuant to the
Rollover Shareholder	Ordinary Shares	Represented by ADSs	Share Exchange Agreement
Poly Victory Investments Limited	13,446,959	1,279,206	N/A	(1)
Ctrip Travel Information Technology (Shanghai) Co., Ltd.	14,400,765	—	104,901,899
Neil Nanpeng Shen	375,500	—	2,735,317
Smart Master International Limited	3,275,389	183,356	25,195,114
David Jian Sun	30,138	—	219,539
Peace Unity Investments Limited	228,806	—	1,666,729
Jason Xiangxin Zong	74,272	10,000	613,876
Wise Kingdom Group Limited	—	317,294	2,311,317

(1)	BTG Hotels will issue 109,218,761 common shares of BTG Hotels to BTG in exchange for all of the issued and outstanding shares of Poly Victory held by BTG.